Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(212) 310-8000

FAX: (212) 310-8007

March 5, 2021

VIA EDGAR TRANSMISSION

Office of Telecommunications

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Fortress Value Acquisition Corp. IV
Draft Registration Statement on Form S-1
Submitted on October 22, 2020
CIK No. 0001828183

Ladies and Gentlemen:

On behalf of our client, Fortress Value Acquisition Corp. IV, a Delaware corporation (the “Company”), we submit this letter in response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 18, 2020, relating to the Draft Registration Statement on Form S-1 of the Company (CIK No. 0001828183) submitted to the Commission on October 22, 2020 (the “Draft Registration Statement”). We have since filed via EDGAR a Registration Statement on Form S-1 of the Company (File. No. 333-253306) on February 19, 2021 (the “Registration Statement”). The changes reflected in the Registration Statement include those made in response to the Staff’s comments.

Set forth below are the Company’s responses to the Staff’s comments. For ease of reference, the Staff’s comments are reproduced below in bold and each is followed by the Company’s response.

Redemption of Warrants for Class A Common Stock, page 136

1.

Please correct this heading, and the similar heading and disclosures that follow here and in the summary to clarify that redemption of warrants when shares are trading at more than $10 per share will be at $0.10 cash per share, but that the exercise of warrants during a notice period for such redemption will be for shares of Class A common stock, as shown in the table on page 137. Your current heading suggests that investors who do not exercise during this period may receive shares in the redemption, rather than the nominal cash payment of $0.10.

Securities and Exchange Commission

March 5, 2021

The Company acknowledge the Staff’s comment and has revised the disclosure on pages 15 and 138 accordingly.

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Please contact the undersigned at (212) 310-8971 if you have any questions or need further information.

Sincerely yours,

/s/ Alexander Lynch
Alexander Lynch
cc:	Joshua A. Pack

Chief Executive Officer

Fortress Value Acquisition Corp. IV

Jorge Bonilla, SEC

Wilson Lee, SEC

Todd K. Schiffman, SEC

Pam Long, SEC

Skadden, Arps, Slate, Meagher & Flom LLP

Gregg A. Noel, Esq.

Michael Mies, Esq.

2